Exhibit 99.1

CONSENT OF DIRECTOR NOMINEE

The undersigned hereby consents to being named in the registration statement on Form S-11 and in all subsequent amendments and post-effective amendments or supplements thereto and in any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act (the “Registration Statement”) of Granite Point Mortgage Trust Inc. (the “Company”) as an individual to become a director of the Company and to the inclusion of his or her biographical and other information in the Registration Statement. The undersigned also hereby consents to being named in any registration statement on  Form S-8 filed by the Company that incorporates by reference the prospectus forming part of the Registration Statement.

In witness whereof, this consent is signed and date as of the dated set forth below.

Date: 7 June, 2017	/s/ Martin “Tino” Kamarck
Martin “Tino” Kamarck